03015496

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 3 2003 WASH. D.C. SECTION

SEC FILE NUMBER
8-51136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garage Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Hillview Avenue, Suite 150
(No. and Street)

Palo Alto (City) California (State) 94304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Luce 650 354 1820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

303 Almaden Blvd (Address) San Jose (City) California (State) 95110 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Luce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garage Securities, Inc, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTE M. HATHCOAT
Commission # 1269381
Notary Public - California
Santa Clara County
My Comm. Expires Jun 30, 2004

Laura Luce
Signature

Chief Financial Officer
Title

Bette M. Hathcoat
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- NA ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Garage Securities, Inc.
Year ended December 31, 2002

Garage Securities, Inc.

Statement of Financial Condition

Year ended December 31, 2002

Contents

Report of Independent Auditors....1
Statement of Financial Condition....2
Notes to Financial Statements....3

ERNST & YOUNG

Ernst & Young LLP
303 Almaden Boulevard
San Jose, CA 95110

Phone: (408) 947-5500
Fax: (408) 947-4975
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
Garage Securities, Inc.

We have audited the accompanying statement of financial condition of Garage Securities, Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Garage Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 21, 2003

Garage Securities, Inc.

Statement of Financial Condition

December 31, 2002
(In thousands, except share amounts)

Assets	
Current assets:	
Cash and cash equivalents	$ 6,773
Short-term investments	8,301
Principal investments, at fair value	4,752
Other receivables	175
Prepaid expenses and other current assets	18
Total current assets	$ 20,019
Stockholder's equity:	
Common stock, par value $0.0001 per share, 1,000 shares authorized, issued, and outstanding	$ –
Additional paid-in capital	35,575
Accumulated deficit	(15,556)
Total stockholder's equity	$ 20,019

See accompanying notes.

Garage Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Garage Securities, Inc. (the "Company"), a Delaware corporation, is a registered broker and dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company provides private placement services for early-stage client companies. Garage Securities, Inc. is wholly owned by Garage Technology Ventures (the "Parent"). The Company began operations as a registered broker and dealer in 1999.

In the opinion of management, the Company has complied with the exemptive provision of Rule 15c3-3(k)(2)(i) of the SEC throughout the year ended December 31, 2002.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"); however, the statement of financial condition does not necessarily reflect the financial position that would have existed had the Company been an independent entity.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results may differ from those estimates.

Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents accounts, which periodically exceed the Federal Deposit Insurance Corporation's insurance limits of $100,000, at high-credit quality financial institutions. The Company's cash and cash equivalents are carried at cost, which approximates market. The Company's short-term investments include obligations of governmental agencies and corporate debt securities with original maturities from three to twelve months. The Company's short-term investments are carried at fair value, and increases or decreases in fair value are recorded as a component of interest income.

2. Summary of Significant Accounting Policies (continued)

Principal Investments

Principal investments consist primarily of equity interests in early-stage privately held companies. Principal investments are carried at estimated fair value. Realized and unrealized gains and losses are recognized as increases and decreases in revenue, respectively. Fair value is based on quoted market prices, when available. However, given the nature of the Company's investments and its limited access to information about investee companies, fair value is not usually readily ascertainable. In these cases, fair value is based on management's estimates, and cost is often the best estimate of fair value. In determining fair value, management considers all available factors, which may include cost, the type of investment, subsequent purchases of the same or similar investments, and the current financial position and operating results of the company invested in. Management's estimates of fair value could differ materially from values that would have been used had a ready market for these investments existed. Impairments are immediately recognized as an offset to revenue in the statement of operations.

Income Taxes

The Company uses the liability method to account for income taxes as required by Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Concentration of Risk

The majority of the Company's principal investments are in early-stage privately held companies. In the event that these companies do not succeed, the fair value of these principal investments will be reduced.

3. Net Capital Requirement

The Company is subject to the net capital requirements of the New York Stock Exchange, Inc. (the "Exchange") and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The Exchange and the SEC requirements also provide that equity capital may not be a withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital, as defined, of $14,983,000, which was $14,883,000 in excess of the amount required to be maintained at that date.

4. Related-Party Transactions

The Company's expenses are paid by the Parent under an expense-sharing agreement. At the discretion of the Parent, the Company may record a liability or capital contribution for these expenses as recognized. As of December 31, 2002, the Company had no receivable from the Parent, as the Parent has elected to treat all expenses as capital contributions.

5. Income Taxes

The Company is included in the consolidated U.S. federal and state income tax returns filed by the Parent. Federal and state income taxes will be provided for on separate entity income at the effective rate of the Company.